Financial Data Supplement Q1 2017 Q2 2017 Segmental Structure Front page Exhibit 99.2

Q1 2017 Financial Data Supplement
Q2 2017 Segmental Structure

In accordance with our strategy announcement on March 5, 2017, our business operations have been reorganized from the second quarter 2017 onwards under a new divisional structure comprising the divisions:

- Corporate & Investment Bank (CIB),
- Private & Commercial Bank (PCB) and
- Deutsche Asset Management (Deutsche AM).

This Financial Data Supplement (FDS) provides historical financial information restated to reflect our new divisional structure for the full years 2015 and 2016 and for the quarters from the first quarter 2016 through the first quarter 2017.

The key changes compared to Deutsche Bank's previously reported divisional information are outlined below:

- The new corporate division "Corporate & Investment Bank" combines the former segments "Global Markets" and "Corporate & Investment Banking". It comprises the bank's Corporate Finance, Global Markets and Global Transaction Banking businesses.
- The corporate division "Private & Commercial Bank" combines the businesses with private and commercial clients of Deutsche Bank and Postbank, which formerly had been reported separately, and the wealth management activities for wealthy clients, foundations and family offices.
- The corporate division "Deutsche Asset Management" remains materially unchanged and contains the asset management activities of Deutsche Bank. It focuses on providing investment solutions to individual investors and institutions that serve them.

Accordingly total net revenues by division are presented broken down into the following categories:

CIB:

- Global Transaction Banking
- Origination and Advisory (Equity Origination, Debt Origination, Advisory)
- Financing (certain financing activities previously reported within "Loan Products and Other" and "Sales & Trading (debt and other products)")
- Sales & Trading (Equity, Fixed Income and Currencies/FIC)
- Other (will also include revenues associated with assets identified as portfolios not consistent with our new corporate-led CIB strategy)

PCB:

- Private & Commercial Clients (PCC)
- Postbank
- Wealth Management
- HuaXia (which was sold at the end of 2016)
- In addition, PCB total revenues are presented broken down into Net interest income, Commission and fee income, Remaining income

DeAM:

- Management Fees
- Performance & Transaction Fees
- Other Revenues
- Mark-to-market movements on policyholder positions in Abbey Life (which was sold at the end of 2016)

The changes above, and a number of smaller changes as part of the normal course of business, will be reflected in the external reporting for the second quarter 2017 and onwards.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 1

Agenda Q1 2017 Financial Data Supplement Q2 2017 Segmental Structure Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Financial summary

	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Key financial information							
Fully loaded CRR/CRD4 Leverage Ratio in % [1]	3.5 %	3.4 %	3.4 %	3.5 %	3.5 %	3.5 %	3.4 %
CRR/CRD4 leverage exposure, in € bn. [1]	1,395	1,390	1,415	1,354	1,348	1,348	1,369
Common Equity Tier 1 capital ratio (fully loaded) [2,3,4]	11.1 %	10.7 %	10.8 %	11.1 %	11.8 %	11.8 %	11.8 %
Common Equity Tier 1 capital ratio (phase in) [2,3]	13.2 %	12.0 %	12.2 %	12.6 %	13.4 %	13.4 %	12.6 %
Risk-weighted assets, in € bn. [3,4]	397	401	402	385	358	358	358
Adjusted Costs, in € m.[5]	26,451	6,668	6,032	5,852	6,181	24,734	6,336
Post-tax return on average shareholders' equity [2]	(9.8) %	1.4 %	0.1 %	1.6 %	(12.3) %	(2.3) %	3.8 %
Post-tax return on average tangible shareholders' equity [2,6]	(12.3) %	1.6 %	0.1 %	2.0 %	(14.6) %	(2.7) %	4.5 %
Cost/income ratio[2]	115.3 %	89.0 %	91.0 %	87.4 %	127.2 %	98.1 %	86.2 %
Compensation ratio[2]	39.7 %	39.6 %	40.1 %	38.6 %	40.0 %	39.6 %	42.8 %
Noncompensation ratio[2]	75.7 %	49.5 %	50.9 %	48.8 %	87.2 %	58.5 %	43.4 %
Total net revenues, in € m.	33,525	8,068	7,386	7,493	7,068	30,014	7,346
Provision for credit losses, in € m.	956	304	259	327	492	1,383	133
Total noninterest expenses, in € m.	38,667	7,184	6,718	6,547	8,992	29,442	6,334
Income (loss) before income taxes, in € m.	(6,097)	579	408	619	(2,416)	(810)	878
Net income (loss), in € m.	(6,772)	236	20	278	(1,891)	(1,356)	575
Total assets, in € bn. [3]	1,629	1,741	1,803	1,689	1,591	1,591	1,565
Shareholders' equity, in € bn. [3]	63	62	62	62	60	60	60
Basic earnings per share [7]	€ (5.06)	€ 0.15	€ (0.19)	€ 0.18	€ (1.36)	€ (1.21)	€ 0.40
Diluted earnings per share [7]	€ (5.06)	€ 0.15	€ (0.19)	€ 0.18	€ (1.36)	€ (1.21)	€ 0.38
Book value per basic share outstanding [2]	€ 45.16	€ 44.44	€ 44.54	€ 44.42	€ 42.74	€ 42.74	€ 42.24
Tangible book value per basic share outstanding [2]	€ 37.90	€ 37.29	€ 37.40	€ 37.54	€ 36.33	€ 36.33	€ 35.86
Other Information							
Branches [3]	2,790	2,741	2,721	2,712	2,656	2,656	2,552
thereof: in Germany	1,827	1,824	1,808	1,807	1,776	1,776	1,683
Employees (full-time equivalent) [3]	101,104	101,445	101,307	101,115	99,744	99,744	98,177
thereof: in Germany	45,757	46,036	45,744	45,457	44,600	44,600	44,132
Share price at period end [8]	€ 20.10	€ 13.34	€ 11.00	€ 10.33	€ 15.27	€ 15.27	€ 16.15
Share price high [8]	€ 29.83	€ 19.72	€ 15.65	€ 12.35	€ 16.63	€ 19.72	€ 17.82
Share price low [8]	€ 18.46	€ 11.63	€ 10.75	€ 8.83	€ 10.22	€ 8.83	€ 15.12

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 3

Consolidated Statement of Income

(In € m.)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Interest and similar income	25,967	6,032	6,721	6,359	6,523	25,636	6,138
Interest expense	10,086	2,108	3,029	2,834	2,958	10,929	3,071
Net interest income	**15,881**	**3,924**	**3,693**	**3,525**	**3,565**	**14,707**	**3,067**
Provision for credit losses	956	304	259	327	492	1,383	133
Net interest income after provision for credit losses	**14,925**	**3,620**	**3,433**	**3,198**	**3,073**	**13,324**	**2,933**
Commissions and fee income	12,765	2,877	2,921	3,027	2,920	11,744	2,935
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,842	1,297	424	390	(710)	1,401	1,109
Net gains (losses) on financial assets available for sale	203	121	244	111	178	653	119
Net income (loss) from equity method investments	164	106	246	75	28	455	20
Other income (loss)	669	(257)	(142)	366	1,087	1,053	97
Total noninterest income	**17,644**	**4,144**	**3,693**	**3,968**	**3,503**	**15,307**	**4,279**
Compensation and benefits	13,293	3,194	2,959	2,894	2,827	11,874	3,147
General and administrative expenses	18,632	3,736	3,221	3,490	5,007	15,454	3,201
Policyholder benefits and claims	256	44	74	167	88	374	0
Impairment of goodwill and other intangible assets	5,776	0	285	(49)	1,021	1,256	0
Restructuring activities	710	211	179	45	49	484	(14)
Total noninterest expenses	**38,667**	**7,184**	**6,718**	**6,547**	**8,992**	**29,442**	**6,334**
Income (loss) before income taxes	**(6,097)**	**579**	**408**	**619**	**(2,416)**	**(810)**	**878**
Income tax expense (benefit)	675	343	388	340	(525)	546	303
Net income (loss)	**(6,772)**	**236**	**20**	**278**	**(1,891)**	**(1,356)**	**575**
Net income attributable to noncontrolling interests	21	23	2	22	(1)	45	4
Net income attributable to Deutsche Bank shareholders and additional equity components	(6,794)	214	18	256	(1,890)	(1,402)	571

Memo:							
Basic shares outstanding (average), in m.	1,387.9	1,386.5	1,387.4	1,387.0	1,391.1	1,388.1	1,409.8
Diluted shares outstanding (average), in m.	1,387.9	1,404.2	1,387.4	1,418.8	1,391.1	1,388.1	1,485.1
Cost/income ratio [2]	115.3 %	89.0 %	91.0 %	87.4 %	127.2 %	98.1 %	86.2 %
Compensation ratio [2]	39.7 %	39.6 %	40.1 %	38.6 %	40.0 %	39.6 %	42.8 %
Noncompensation ratio [2]	75.7 %	49.5 %	50.9 %	48.8 %	87.2 %	58.5 %	43.4 %

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 4

Net revenues - Segment view[9]

(In € m.)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Corporate & Investment Bank:							
Global Transaction Banking	4,609	1,101	1,104	1,130	1,085	4,421	1,041
Equity Origination	658	64	124	88	129	405	153
Debt Origination	1,481	295	411	391	296	1,393	391
Advisory	575	150	72	142	131	495	113
Origination and Advisory	**2,714**	**509**	**606**	**621**	**556**	**2,292**	**657**
Financing	2,073	581	582	574	618	2,355	555
Sales & Trading (Equity)	3,417	763	742	623	444	2,571	691
Sales & Trading (FIC)	6,137	1,490	1,290	1,550	778	5,107	1,706
Sales & Trading	**9,554**	**2,253**	**2,031**	**2,172**	**1,222**	**7,678**	**2,397**
Other	(51)	195	(3)	36	(211)	17	(241)
Total Corporate & Investment Bank	18,899	4,639	4,321	4,532	3,270	16,763	4,408
Private & Commercial Bank:							
Private & Commercial Clients	5,590	1,363	1,365	1,264	1,228	5,220	1,298
Postbank	3,112	861	903	779	824	3,366	771
Wealth Management	2,097	498	490	497	396	1,880	634
Hua Xia	(175)	(124)	6	(20)	756	618	0
Total Private & Commercial Bank	10,624	2,598	2,764	2,519	3,203	11,084	2,703
therein:							
Net interest income	6,415	1,636	1,548	1,552	1,465	6,201	1,389
Commission and fee income	3,803	920	848	800	821	3,389	922
Remaining income	406	42	368	167	917	1,494	392
Deutsche Asset Management:							
Management Fees	2,339	541	538	549	563	2,191	562
Performance & Transaction Fees	247	22	26	44	128	220	19
Other Revenues	173	84	70	34	19	208	25
Mark-to-market movements on policyholder positions	258	43	71	195	88	396	0
Total Deutsche Asset Management	3,016	690	705	821	798	3,015	607
Non-Core Operations Unit	794	16	(349)	(191)	142	(382)	0
Consolidation & Adjustments	192	126	(57)	(189)	(345)	(465)	(372)
Net revenues	33,525	8,068	7,386	7,493	7,068	30,014	7,346

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 5

Corporate & Investment Bank

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Global Transaction Banking	4,609	1,101	1,104	1,130	1,085	4,421	1,041
Equity Origination	658	64	124	88	129	405	153
Debt Origination	1,481	295	411	391	296	1,393	391
Advisory	575	150	72	142	131	495	113
Origination and Advisory	**2,714**	**509**	**606**	**621**	**556**	**2,292**	**657**
Financing	2,073	581	582	574	618	2,355	555
Sales & Trading (Equity)	3,417	763	742	623	444	2,571	691
Sales & Trading (FIC)	6,137	1,490	1,290	1,550	778	5,107	1,706
Sales & Trading	**9,554**	**2,253**	**2,031**	**2,172**	**1,222**	**7,678**	**2,397**
Other	(51)	195	(3)	36	(211)	17	(241)
Total net revenues	18,899	4,639	4,321	4,532	3,270	16,763	4,408
Provision for credit losses	393	150	155	208	303	816	57
Compensation and benefits	4,876	1,131	971	959	882	3,943	1,107
General and administrative expenses	11,681	2,481	2,352	2,333	2,497	9,663	2,502
Policyholder benefits and claims	0	0	0	0	0	0	0
Impairment of goodwill and other intangible assets	2,168	0	285	(0)	0	285	0
Restructuring activities	129	144	96	40	18	299	32
Total noninterest expenses	18,853	3,756	3,705	3,332	3,397	14,190	3,642
Noncontrolling interests	26	23	2	22	2	49	4
Income (loss) before income taxes	(373)	710	460	970	(432)	1,708	706
Resources							
Employees (front office full-time equivalent, at period end)	17,100	16,888	16,715	17,192	17,068	17,068	16,628
Total employees (full-time equivalent, at period end)[10]	39,777	39,899	40,089	39,797	39,634	39,634	39,236
Assets (at period end)[11]	1,236,805	1,355,284	1,394,510	1,295,917	1,201,928	1,201,928	1,176,503
Risk-weighted assets (at period end)[4]	247,428	252,839	255,144	246,142	237,600	237,600	244,281
CRR/CRD4 leverage exposure (at period end)[1,12]	1,007,826	1,012,935	1,016,642	970,248	954,237	954,237	979,409
Average shareholders' equity	40,573	39,056	38,556	39,131	39,662	39,192	40,443
Efficiency Ratios[2]							
Cost/income ratio	99.8 %	81.0 %	85.7 %	73.5 %	103.9 %	84.7 %	82.6 %
Post-tax return on average shareholders' equity[22]	(0.6) %	4.8 %	3.1 %	6.5 %	(2.9) %	2.8 %	4.7 %
Post-tax return on average tangible shareholders' equity[6,22]	(0.6) %	5.1 %	3.4 %	7.1 %	(3.1) %	3.1 %	5.1 %

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 6

Private & Commercial Bank

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Private & Commercial Clients	5,590	1,363	1,365	1,264	1,228	5,220	1,298
Postbank	3,112	861	903	779	824	3,366	771
Wealth Management	2,097	498	490	497	396	1,880	634
Hua Xia	(175)	(124)	6	(20)	756	618	0
Total net revenues	10,624	2,598	2,764	2,519	3,203	11,084	2,703
therein:							
Net interest income	6,415	1,636	1,548	1,552	1,465	6,201	1,389
Commission and fee income	3,803	920	848	800	821	3,389	922
Remaining income	406	42	368	167	917	1,494	392
Provision for credit losses	511	78	101	102	158	439	78
Compensation and benefits	4,106	1,030	1,000	1,006	955	3,990	983
General and administrative expenses	5,182	1,249	1,233	1,231	1,362	5,075	1,291
Policyholder benefits and claims	0	0	0	0	0	0	0
Impairment of goodwill and other intangible assets	3,608	0	0	0	0	0	0
Restructuring activities	586	56	64	(7)	28	141	(48)
Total noninterest expenses	13,482	2,335	2,296	2,229	2,346	9,207	2,226
Noncontrolling interests	0	0	0	0	0	0	(0)
Income (loss) before income taxes	(3,369)	184	367	187	700	1,438	400
Resources							
Employees (front office full-time equivalent, at period end)	45,973	46,189	45,986	45,297	44,435	44,435	44,052
Total employees (full-time equivalent, at period end)[10]	54,509	54,625	54,445	54,622	53,532	53,532	53,697
Assets (at period end)[11]	312,694	312,956	336,199	337,899	329,833	329,833	331,531
Risk-weighted assets (at period end)[4]	92,852	93,539	94,682	93,491	86,078	86,078	87,613
CRR/CRD4 leverage exposure (at period end)[1,12]	329,866	327,996	348,667	349,002	342,389	342,389	342,429
Average shareholders' equity	13,984	14,035	13,632	13,802	14,235	13,972	14,016
Invested Assets (at period end, in € bn.)[13]	578	553	552	510	496	496	504
Net asset inflows / (outflows) (in € bn.)	4	(5)	(3)	(10)	(24)	(42)	2
Client Assets (at period end, in € bn.)[14]	766	739	746	698	690	690	702
Efficiency Ratios[2]							
Cost/income ratio	126.9 %	89.9 %	83.1 %	88.5 %	73.2 %	83.1 %	82.4 %
Post-tax return on average shareholders' equity[22]	(15.6) %	3.4 %	7.0 %	3.5 %	12.9 %	6.7 %	7.6 %
Post-tax return on average tangible shareholders' equity[6,22]	(18.4) %	4.0 %	8.1 %	4.1 %	15.0 %	7.8 %	9.0 %

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 7

Deutsche Asset Management

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Management Fees	2,339	541	538	549	563	2,191	562
Performance & Transaction Fees	247	22	26	44	128	220	19
Other Revenues	173	84	70	34	19	208	25
Mark-to-market movements on policyholder positions in Abbey Life	258	43	71	195	88	396	0
Total net revenues	**3,016**	**690**	**705**	**821**	**798**	**3,015**	**607**
Provision for credit losses	**1**	**0**	**0**	**0**	**(0)**	**1**	**(0)**
Compensation and benefits	871	199	165	175	174	713	188
General and administrative expenses	1,211	279	270	253	266	1,068	236
Policyholder benefits and claims	256	44	74	167	88	374	0
Impairment of goodwill and other intangible assets	0	0	0	0	1,021	1,021	0
Restructuring activities	(2)	6	26	12	3	47	2
Total noninterest expenses	**2,337**	**528**	**535**	**607**	**1,552**	**3,222**	**426**
Noncontrolling interests	**(0)**	**0**	**0**	**0**	**0**	**0**	**0**
Income (loss) before income taxes	**679**	**161**	**170**	**214**	**(754)**	**(208)**	**180**
Resources							
Employees (front office full-time equivalent, at period end)	3,944	3,899	3,836	3,870	3,849	3,849	3,785
Total employees (full-time equivalent, at period end)[10]	5,576	5,671	5,504	5,478	5,374	5,374	5,244
Assets (at period end)[11]	30,318	28,055	26,139	26,369	12,302	12,302	12,495
Risk-weighted assets (at period end)[4]	10,758	12,118	12,580	13,273	8,960	8,960	9,523
CRR/CRD4 leverage exposure (at period end)[1,12]	5,356	4,917	4,508	4,325	3,128	3,128	3,331
Average shareholders' equity	6,261	5,870	5,813	5,526	5,228	5,616	4,760
Gross Margin (in bps)[15]	36.9	35.6	35.4	34.8	40.1	36.4	34.0
Net Margin (in bps)[16]	9.0	8.9	9.5	11.9	(42.5)	(2.9)	10.1
Invested assets (at period end, in € bn.)[13]	744	711	719	715	706	706	723
Net asset inflows / (outflows) (in € bn.)	18	(12)	(9)	(8)	(13)	(41)	5
Clients Assets (at period end, in € bn.)[14]	798	768	782	780	774	774	790
Efficiency Ratios[2]							
Cost/income ratio	77.5 %	76.5 %	75.9 %	73.9 %	194.4 %	106.9 %	70.3 %
Post-tax return on average shareholders' equity[22]	7.0 %	7.2 %	7.6 %	10.2 %	(37.7) %	(2.4) %	10.1 %
Post-tax return on average tangible shareholders' equity[6,22]	34.6 %	40.9 %	46.2 %	56.2 %	(187.8) %	(13.4) %	52.5 %

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 8

Non-Core Operations Unit

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Total net revenues	**794**	**16**	**(349)**	**(191)**	**142**	**(382)**	**-**
Provision for credit losses	**51**	**75**	**5**	**17**	**31**	**128**	**-**
Compensation and benefits	86	15	17	13	24	68	-
General and administrative expenses	2,921	454	263	367	1,595	2,678	-
Policyholder benefits and claims	0	0	0	0	0	0	-
Impairment of goodwill and other intangible assets	0	0	0	(49)	0	(49)	-
Restructuring activities	(1)	5	(1)	0	(0)	4	-
Total noninterest expenses	**3,006**	**475**	**278**	**330**	**1,618**	**2,701**	**-**
Noncontrolling interests	**1**	**(0)**	**(0)**	**(0)**	**(4)**	**(4)**	**-**
Income (loss) before income taxes	**(2,264)**	**(533)**	**(632)**	**(538)**	**(1,504)**	**(3,207)**	**-**
Resources							
Employees (front office full-time equivalent, at period end)	141	133	132	117	116	116	-
Total employees (full-time equivalent, at period end) [10]	1,243	1,251	1,268	1,217	1,204	1,204	-
Assets (at period end) [11]	23,007	19,356	15,224	11,157	5,523	5,523	-
Risk-weighted assets (at period end) [4]	32,896	30,687	27,376	17,768	9,174	9,174	-
CRR/CRD4 leverage exposure (at period end) [1,12]	36,553	31,182	19,311	15,189	7,882	7,882	-
Average shareholders' equity	1,810	3,611	4,023	3,518	2,322	3,289	-

The Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division of the Group from 2017 onwards.
The remaining legacy assets are now managed by the corresponding operating segments, predominately CIB and PCB. As historical data has not been restated, the 2015 and 2016 results are still shown separately.

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 9

Consolidation & Adjustments

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Total net revenues	192	126	(57)	(189)	(345)	(465)	(372)
Provision for credit losses	(0)	1	(1)	(0)	(0)	(0)	(1)
Compensation and benefits	3,354	818	807	742	792	3,159	869
General and administrative expenses	(2,363)	(728)	(897)	(693)	(713)	(3,030)	(828)
Policyholder benefits and claims	0	0	0	0	0	0	0
Impairment of goodwill and other intangible assets	0	0	0	0	(0)	(0)	0
Restructuring activities	(3)	(1)	(5)	(1)	(0)	(7)	0
Total noninterest expenses	989	90	(96)	48	79	122	40
Noncontrolling interests	(27)	(23)	(2)	(22)	1	(46)	(4)
Income (loss) before income taxes	(770)	57	42	(215)	(425)	(541)	(407)
Resources							
Employees (full-time equivalent, at period end)	33,947	34,336	34,638	34,638	34,276	34,276	33,713
Assets (at period end) [11]	26,305	24,918	31,219	17,608	40,959	40,959	44,227
Risk-weighted assets (at period end) [4]	12,780	11,713	12,436	14,027	15,706	15,706	16,237
CRR/CRD4 leverage exposure (at period end) [1,12]	15,587	13,434	25,410	15,484	40,018	40,018	44,086
Average shareholders' equity	6,428	2	(12)	29	33	13	593

Historical financial information restated to reflect the alignment of certain parts of our technology and other overhead functions to its business divisions.

For purposes of the 2017 average shareholders' equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Consolidation & Adjustments (C&A) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 10

Credit risk

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Allowance for loan losses							
Balance, beginning of period	5,212	5,028	4,644	4,476	4,562	5,028	4,546
Provision for loan losses	882	292	287	300	469	1,347	130
Net charge-offs	(1,094)	(610)	(443)	(185)	(526)	(1,764)	(382)
Charge-offs	(1,255)	(665)	(470)	(219)	(598)	(1,951)	(403)
Recoveries	161	55	27	34	72	187	22
Other	28	(66)	(12)	(29)	42	(65)	(19)
Balance, end of period	5,028	4,644	4,476	4,562	4,546	4,546	4,275
Allowance for off-balance sheet positions							
Balance, beginning of period	226	312	319	287	312	312	346
Provision for off-balance sheet positions	74	13	(27)	27	23	36	3
Other	11	(6)	(5)	(2)	10	(2)	(1)
Balance, end of period	312	319	287	312	346	346	348
Provision for credit losses [17]	956	304	259	327	492	1,383	133
Impaired loans (at period end)							
Total impaired loans (at period end)	8,151	7,607	7,362	7,532	7,448	7,448	6,930
Impaired loan coverage ratio [18]	62 %	61 %	61 %	61 %	61 %	61 %	62 %
Loans							
Total loans	432,777	428,704	432,887	427,541	413,455	413,455	413,627
Deduct							
Allowance for loan losses	5,028	4,644	4,476	4,562	4,546	4,546	4,275
Total loans net	427,749	424,060	428,411	422,979	408,909	408,909	409,352
Memo:							
Net charge offs / Total loans	(0.3)%	(0.1)%	(0.1)%	(0.0)%	(0.1)%	(0.4)%	(0.1)%

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 11

Regulatory capital Capital and Market Risk For footnotes please refer to page 23. 19

Consolidated Balance Sheet - Assets Assets (In € m., unless stated otherwise) Dec 31, 2015 Mar 31, 2016 Jun 30, 2016 Sep 30, 2016 Dec 31, 2016 Mar 31, 2017 Assets: Cash and central bank balances 96,940 113,040 122,868 108,250 181,364 179,461 Interbank balances without central banks 12,842 10,083 11,346 10,608 11,606 10,467 Central bank funds sold and securities purchased under resale agreements 22,456 22,987 24,404 22,327 16,287 14,058 Securities borrowed 33,557 39,369 29,670 29,096 20,081 24,907 Trading assets 196,035 174,947 178,559 176,456 171,044 189,926 Positive market values from derivative financial instruments 515,594 581,291 615,426 542,205 485,150 421,218 Financial assets designated at fair value through profit or loss 109,253 107,100 117,401 116,518 87,587 100,054 Total financial assets at fair value through profit or loss 820,883 863,338 911,386 835,179 743,781 711,198 Financial assets available for sale 73,583 70,890 74,274 68,921 56,228 55,204 Equity method investments 1,013 1,015 910 928 1,027 980 Loans, net 427,749 424,060 428,411 422,979 408,909 409,352 Securities held to maturity 0 3,233 3,224 3,215 3,206 3,197 Property and equipment 2,846 2,798 2,851 2,697 2,804 2,832 Goodwill and other intangible assets 10,078 9,906 9,907 9,560 8,982 9,039 Other assets 118,137 171,029 174,940 166,264 126,045 134,067 Assets for current tax 1,285 1,284 1,361 1,215 1,559 1,567 Deferred tax assets 7,762 7,538 7,737 7,711 8,666 8,427 Total assets 1,629,130 1,740,569 1,803,290 1,688,951 1,590,546 1,564,756

Consolidated Balance Sheet - Liabilities and total equity

(In € m., unless stated otherwise)	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
Liabilities and equity:						
Non-interest bearing deposits	192,010	185,652	193,722	192,664	200,122	206,772
Demand deposits	153,559	159,322	156,237	135,945	129,654	126,774
Time deposits	124,196	119,341	122,274	120,620	130,299	132,190
Savings deposits	97,210	94,825	93,411	91,380	90,129	89,704
Interest-bearing deposits	374,964	373,488	371,923	347,945	350,082	348,669
Deposits	566,974	559,140	565,645	540,609	550,204	555,440
Central bank funds purchased and securities sold under repurchase agreements	9,803	15,115	17,745	20,484	25,740	18,469
Securities loaned	3,270	2,207	2,681	2,572	3,598	4,508
Trading liabilities	52,304	63,810	65,810	61,785	57,029	73,300
Negative market values from derivative financial instruments	494,076	561,532	598,837	524,113	463,858	399,062
Financial liabilities designated at fair value through profit or loss	44,852	52,729	55,126	54,967	60,492	65,799
Investment contract liabilities	8,522	7,917	7,472	7,822	592	607
Financial liabilities at fair value through profit or loss	**599,754**	**685,988**	**727,246**	**648,687**	**581,971**	**538,768**
Other short-term borrowings	28,010	28,477	24,682	22,352	17,295	20,109
Other liabilities	175,005	213,682	217,795	207,458	155,440	174,984
Provisions	9,207	9,627	9,306	9,560	10,973	6,742
Liabilities for current tax	1,699	1,503	1,497	1,261	1,329	1,111
Deferred tax liabilities	746	811	810	828	486	474
Long-term debt	160,016	151,361	162,905	162,277	172,316	172,964
Trust preferred securities	7,020	6,112	6,171	6,135	6,373	6,334
Obligation to purchase common shares	0	0	0	0	0	0
Total liabilities	**1,561,506**	**1,674,023**	**1,736,481**	**1,622,224**	**1,525,727**	**1,499,905**
Common shares, no par value, nominal value of € 2.56	3,531	3,531	3,531	3,531	3,531	3,531
Additional paid-in capital	33,572	33,451	33,615	33,597	33,765	33,838
Retained earnings	21,182	21,340	20,864	20,860	18,987	19,491
Common shares in treasury, at cost	(10)	(210)	(192)	(21)	0	(84)
Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Accumulated other comprehensive income (loss), net of tax [20]	4,404	3,482	4,047	3,803	3,550	3,109
Total shareholders' equity	**62,678**	**61,592**	**61,865**	**61,770**	**59,833**	**59,885**
Additional equity components [21]	4,675	4,675	4,675	4,673	4,669	4,675
Noncontrolling interests	270	279	269	284	316	292
Total equity	**67,624**	**66,546**	**66,809**	**66,727**	**64,819**	**64,852**
Total liabilities and equity	**1,629,130**	**1,740,569**	**1,803,290**	**1,688,951**	**1,590,546**	**1,564,756**

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 14

CRR/CRD4 Leverage ratio measures Leverage For footnotes please refer to page 23. 1, 3

Non-GAAP financial measures (1/4)

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Corporate & Investment Bank:							
Income (loss) before income taxes (IBIT)	(373)	710	460	970	(432)	1,708	706
Net Income (loss)	(241)	464	301	634	(283)	1,117	473
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0
Net Income attributable to DB shareholders and additional equity components	(241)	464	301	634	(283)	1,117	473
Average shareholders' equity	40,573	39,056	38,556	39,131	39,662	39,192	40,443
Add (deduct):							
Average goodwill and other intangible assets	(2,668)	(2,650)	(2,811)	(3,162)	(3,413)	(2,999)	(3,301)
Average tangible shareholders' equity	37,905	36,407	35,745	35,969	36,249	36,193	37,142
Post-tax return on average shareholders' equity [2,22]	(0.6) %	4.8 %	3.1 %	6.5 %	(2.9) %	2.8 %	4.7 %
Post-tax return on average tangible shareholders' equity [2,6,22]	(0.6) %	5.1 %	3.4 %	7.1 %	(3.1) %	3.1 %	5.1 %
Private & Commerical Bank:							
Income (loss) before income taxes (IBIT)	(3,369)	184	367	187	700	1,438	400
Net Income (loss)	(2,177)	121	240	122	458	941	268
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0
Net Income attributable to DB shareholders and additional equity components	(2,177)	121	240	122	458	941	268
Average shareholders' equity	13,984	14,035	13,632	13,802	14,235	13,972	14,016
Add (deduct):							
Average goodwill and other intangible assets	(2,142)	(2,092)	(1,834)	(1,786)	(2,033)	(1,946)	(2,054)
Average tangible shareholders' equity	11,842	11,944	11,797	12,016	12,203	12,025	11,962
Post-tax return on average shareholders' equity [2,22]	(15.6) %	3.4 %	7.0 %	3.5 %	12.9 %	6.7 %	7.6 %
Post-tax return on average tangible shareholders' equity [2,6,22]	(18.4) %	4.0 %	8.1 %	4.1 %	15.0 %	7.8 %	9.0 %
Deutsche Asset Management:							
Income (loss) before income taxes (IBIT)	679	161	170	214	(754)	(208)	180
Net Income (loss)	439	105	111	140	(493)	(136)	121
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0
Net Income attributable to DB shareholders and additional equity components	439	105	111	140	(493)	(136)	121
Average shareholders' equity	6,261	5,870	5,813	5,526	5,228	5,616	4,760
Add (deduct):							
Average goodwill and other intangible assets	(4,992)	(4,840)	(4,851)	(4,529)	(4,179)	(4,596)	(3,840)
Average tangible shareholders' equity	1,268	1,030	962	998	1,050	1,020	920
Post-tax return on average shareholders' equity [2,22]	7.0 %	7.2 %	7.6 %	10.2 %	(37.7) %	(2.4) %	10.1 %
Post-tax return on average tangible shareholders' equity [2,6,22]	34.6 %	40.9 %	46.2 %	56.2 %	(187.8) %	(13.4) %	52.5 %

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 16

Non-GAAP financial measures (2/4)

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Non-Core Operations Unit:							
Income (loss) before income taxes (IBIT)	(2,264)	(533)	(632)	(538)	(1,504)	(3,207)	0
Net Income (loss)	(1,463)	(349)	(413)	(352)	(984)	(2,097)	0
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0
Net Income attributable to DB shareholders and additional equity components	(1,463)	(349)	(413)	(352)	(984)	(2,097)	0
Average shareholders' equity	1,810	3,611	4,023	3,518	2,322	3,289	0
Add (deduct):							
Average goodwill and other intangible assets	(614)	(585)	(542)	(546)	(196)	(448)	0
Average tangible shareholders' equity	1,195	3,026	3,482	2,972	2,126	2,842	0
Post-tax return on average shareholders' equity [2,22]	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Post-tax return on average tangible shareholders' equity [2,6,22]	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Consolidation & Adjustments:							
Income (loss) before income taxes (IBIT)	(770)	57	42	(215)	(425)	(541)	(407)
Net Income (loss)	(3,331)	(105)	(219)	(267)	(589)	(1,181)	(286)
Net income (loss) attributable to noncontrolling interests	(21)	(23)	(2)	(22)	1	(45)	(4)
Net Income attributable to DB shareholders and additional equity components	(3,353)	(128)	(221)	(289)	(588)	(1,226)	(290)
Average shareholders' equity	6,428	2	(12)	29	33	13	593
Add (deduct):							
Average goodwill and other intangible assets	(3,492)	127	37	177	266	113	211
Average tangible shareholders' equity	2,935	129	25	206	298	126	804
Post-tax return on average shareholders' equity [2,22]	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Post-tax return on average tangible shareholders' equity [2,6,22]	N/M	N/M	N/M	N/M	N/M	N/M	N/M

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 17

Non-GAAP financial measures (3/4)

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Total Consolidated:							
Income (loss) before income taxes (IBIT)	(6,097)	579	408	619	(2,416)	(810)	878
Income tax expense	(675)	(343)	(388)	(340)	525	(546)	(303)
Net Income (loss)	(6,772)	236	20	278	(1,891)	(1,356)	575
Net income (loss) attributable to noncontrolling interests	(21)	(23)	(2)	(22)	1	(45)	(4)
Net Income attributable to DB shareholders and additional equity components	(6,794)	214	18	256	(1,890)	(1,402)	571
Average shareholders' equity	69,055	62,575	62,011	62,008	61,480	62,082	59,812
Add (deduct):							
Average goodwill and other intangible assets	(13,909)	(10,040)	(10,001)	(9,846)	(9,555)	(9,876)	(8,984)
Average tangible shareholders' equity	55,146	52,535	52,011	52,162	51,925	52,206	50,828
Post-tax return on average shareholders' equity [2,22]	(9.8) %	1.4 %	0.1 %	1.6 %	(12.3) %	(2.3) %	3.8 %
Post-tax return on average tangible shareholders' equity [2,6,22]	(12.3) %	1.6 %	0.1 %	2.0 %	(14.6) %	(2.7) %	4.5 %
Tangible Book Value:							
Total shareholders' equity (Book value)	62,678	61,592	61,865	61,770	59,833	59,833	59,885
Goodwill and other intangible assets	10,078	9,906	9,907	9,560	8,982	8,982	9,039
Tangible shareholders' equity (Tangible book value)	52,600	51,686	51,958	52,210	50,851	50,851	50,846
Basic Shares Outstanding:							
Number of shares issued	1,379.3	1,379.3	1,379.3	1,379.3	1,379.3	1,379.3	1,379.3
Treasury shares	(0.4)	(12.3)	(12.3)	(0.4)	(0.2)	(0.2)	(4.6)
Vested share awards	8.9	19.1	22.1	11.9	20.8	20.8	43.2
Basic Shares Outstanding	1,387.8	1,386.1	1,389.1	1,390.7	1,399.9	1,399.9	1,417.9
Book value per basic share outstanding in €	€ 45.16	€ 44.44	€ 44.54	€ 44.42	€ 42.74	€ 42.74	€ 42.24
Tangible book value per basic share outstanding in €	€ 37.90	€ 37.29	€ 37.40	€ 37.54	€ 36.33	€ 36.33	€ 35.86

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 18

Non-GAAP financial measures (4/4)

In € m.	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Corporate & Investment Bank:							
Noninterest expenses	18,853	3,756	3,705	3,332	3,397	14,190	3,642
Impairment of Goodwill and other intangible assets	2,168	0	285	(0)	0	285	0
Litigation incl. loan processing fees	2,932	(68)	141	342	192	608	(27)
Restructuring and Severance	257	186	109	66	31	391	61
Adjusted Costs:	13,497	3,639	3,169	2,924	3,174	12,906	3,608
Private & Commercial Bank:							
Noninterest expenses	13,482	2,335	2,296	2,229	2,346	9,207	2,226
Impairment of Goodwill and other intangible assets	3,608	0	0	0	0	0	0
Litigation incl. loan processing fees	56	8	55	(4)	(3)	56	(3)
Restructuring and Severance	679	71	70	(1)	66	206	(36)
Adjusted Costs:	9,139	2,257	2,171	2,234	2,283	8,945	2,265
Deutsche Asset Management:							
Noninterest expenses	2,337	528	535	607	1,552	3,222	426
Impairment of Goodwill and other intangible assets	0	0	0	0	1,021	1,021	0
Litigation incl. loan processing fees	1	1	0	(0)	(1)	(0)	(1)
Policyholder benefits and claims	256	44	74	167	88	374	0
Restructuring and Severance	8	23	34	9	2	69	4
Adjusted Costs:	2,071	460	427	431	441	1,759	423
Non-Core Operations Unit:							
Noninterest expenses	3,006	475	278	330	1,618	2,701	-
Impairment of Goodwill and other intangible assets	0	0	0	(49)	0	(49)	-
Litigation incl. loan processing fees	1,849	242	(5)	163	1,350	1,750	-
Restructuring and Severance	24	6	1	1	15	23	-
Adjusted Costs:	1,133	227	281	215	254	977	-
Consolidation & Adjustments and Other:							
Noninterest expenses	989	90	(96)	48	79	122	40
Impairment of Goodwill and other intangible assets	0	0	0	0	(0)	(0)	0
Litigation incl. loan processing fees	380	5	(72)	(0)	49	(18)	0
Restructuring and Severance	(3)	(1)	(7)	1	(0)	(7)	0
Adjusted Costs:	612	86	(16)	48	30	147	40
Group:							
Noninterest expenses	38,667	7,184	6,718	6,547	8,992	29,442	6,334
Impairment of Goodwill and other intangible assets	5,776	0	285	(49)	1,021	1,256	0
Litigation incl. loan processing fees	5,218	187	120	501	1,588	2,397	(31)
Policyholder benefits and claims	256	44	74	167	88	374	0
Restructuring and Severance	965	285	207	76	114	681	29
Adjusted Costs:	26,451	6,668	6,032	5,852	6,181	24,734	6,336

For footnotes please refer to page 23.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 19

Definition of certain financial measures (1/3)   Non-GAAP Financial Measures This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. Return on Equity Ratios The Group reports a post tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure. The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively. Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate which was 35 % for the three months ended March 31, 2017 and 59 % for the prior year’s comparative period. For the segments, the applied tax rate was 33 % for the three months ended March 31, 2017 and 35 % for all reported periods in 2015 and 2016. At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis. The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations. Allocation of Average Shareholders’ Equity Starting 2017, the Group has refined its capital allocation methodology. Shareholders’ equity is now fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Groups’ Common Equity Tier 1 ratio, the Groups’ Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured though Risk Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. Segment average shareholders' equity in December 2015 represents the spot values for the period end. The difference between the spot values of the segments and the average Group amount is captured in C&A.

Definition of certain financial measures (2/3) We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. With respect to risk-weighting, we assume in our CRR/CRD 4 “fully loaded” methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by end of 2017. Such fully loaded metrics are described in (i) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 136 to 152 of our Annual Report 2016 and “Supplementary Information: Non-GAAP Financial Measures: Fully Loaded CRR/CRD 4 Measures” on pages 471 to 472 of our Annual Report 2016 and in (ii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Fully loaded CRR/CRD 4 Measures” of our Q1 Interim Report. Such sections also provide reconciliation to the respective CRR/CRD 4 transitional or IFRS values. As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors. Allocation of Average Shareholders’ Equity (cont’d) For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Consolidation & Adjustments (C&A) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards. Adjusted Costs Adjusted costs is one of the key performance indicators outlined in our strategy. It is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. Fully loaded CRR/CRD 4 Measures Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under CRR/CRD4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate e.g. to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%.

Definition of certain financial measures (3/3) Book Value and Tangible Book Value per Basic Share Outstanding Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding. Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Other key ratios Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. Other key ratios (cont’d) Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end). Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end). Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Fully loaded CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 fully loaded), as a percentage of the CRR/CRD4 leverage ratio exposure measure (fully loaded). Phase-in CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 phase-in), as a percentage of the phase-in CRR/CRD4 leverage ratio exposure measure (phase-in).

Footnotes

1. We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.
2. Definitions of ratios are provided on pages 19, 20 and 21 of this document.
3. At period end.
4. Regulatory capital amounts, risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
5. The reconciliation of adjusted costs is provided on page 19 of this document.
6. The reconciliation of average tangible shareholders' equity is provided on pages 16-18 of this document.
7. Earnings were adjusted by € 276 million and € 238 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2016 and April 2015, respectively. In accordance with IAS 33 the coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation. This adjustment created a net loss for Earnings per Common Share for the three and six months ended June 30, 2016.
   Diluted Earnings per Common Share include the numerator effect of assumed conversions. In case of a net loss potentially dilutive shares are not considered for the earnings per share calculation, because to do so would decrease the net loss per share.
8. Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices. To reflect the capital increase in 2017, the historical share prices up to and including March 20, 2017 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.8925 (R-Factor).
9. Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
10. Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
11. Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances (except for Central Liquidity Reserves implemented 3Q 15, Shorts Coverage, Liquidity Portfolio and Repack reallocations from CIB to PCB and NCOU, regarding assets consumed by other segments but managed by CIB).
12. Contains Group-neutral reallocation of Central Liquidity Reserves to business divisions, majority re-allocated from CIB to PCB.
13. Invested Assets include assets held on behalf of customers for investment purposes and/or assets that are managed by DB. Invested assets are managed on a discretionary or advisory basis, or these assets are deposited with DB. Please note: In the first quarter 2016 a stricter definition for Invested Assets became effective and Client Assets were introduced as additional metric. Prior periods have been restated accordingly.
14. Client Assets include Invested Assets plus Assets under Administration; Assets under Administration include assets over which DB provides non investment services such as custody, risk management, administration and reporting (including execution only brokerage) as well as current accounts / non-investment deposits.
15. Total net revenues excluding the revenue impact from mark-to-market movements on policyholder benefits and claims (annualized) as a percentage of average invested assets.
16. Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average invested assets.
17. Includes provision for loan losses and provision for off-balance sheet positions.
18. Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).
19. Based on recent ECB guidance, CET1 capital for the first quarter 2017 has been revised down to not include any interim profits for the period, lowering first quarter capital by € (215) million and the CET 1 ratio by 7 bps.
20. Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
21. Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
22. Based on Net income (loss) attributable to Deutsche Bank shareholders (Post-tax), definitions of ratios are provided on page 19, 20 and 21 of this document.

Deutsche Bank Q1 2017 Financial Data Supplement (Q2 2017 Segmental Structure) financial transparency. 23